

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

September 10, 2008

By U.S. Mail and facsimile

Christopher Crupi
Chief Executive Officer
Paramount Gold and Silver Corp.
346 Waverly Street Suite 110
Ottawa, Ontario Canada K2P OW5

> **Re: Paramount Gold and Silver Corp.**
> **Registration Statement on Form S-3**
> **File No. 333-153104**
> **Filed August 20, 2008**

Dear Mr. Crupi:

   We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Provide us with support for your belief that you are eligible to conduct a primary offering on Form S-3. Tell us the number of shares of your common stock held by non-affiliates. We note that the highest reported sale price for your common stock within 60 days prior to the date of filing was $1.99 per share. See General Instruction I.B.1. to the Form S-3.

2. Please provide updated disclosure with each amendment. In this regard, we note that updated financial statements will be needed in the amended filing.

3. We note that on the cover page and in the fee table you state that the aggregate offering price is $80 million. We further note that on the cover page you state that the offering price will not exceed $52 million. Please reconcile.

4. We note that in the footnotes to the fee table you state that the offering includes common stock, common stock purchase warrants, and units. We further note that the cover page only refers to common stock and common stock purchase warrants. Please clarify whether your offering also includes units, or is limited to common stock and common stock purchase warrants.

5. In addition, please clarify on the cover page, the fee table and footnote 1 to the fee table whether you are registering 20 million warrants, or 20 million shares of common stock issuable upon exercise of purchase warrants. Your description in the fee table and on the cover page of "C/S Warrants" and "Common Stock Purchase Warrants" is unclear. In your response, please also consider whether the legal opinion provided as Exhibit 5.1 covers all the securities you are attempting to register.

Risk Factors

6. Please tell us whether the "Our Business" section found on pages 3-6 of this 16 page prospectus is intended to be the prospectus summary as defined by Item 503 of Regulation S-K. Please note that the risk factor discussion must immediately follow the summary section.

Regulatory actions by the Securities and Exchange Commission…, page 10

7. Please provide disclosure regarding the order suspending trading in your common stock that was issued by the Commission on March 13, 2008.

Closing Comments

Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for

Christopher Crupi
Paramount Gold and Silver Corp.
September 10, 2008
Page 4

further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sean Donahue at (202) 551-3579 or, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Sean Donahue
         Jeff Klein (561)241-4943